As filed with the Securities and Exchange Commission on May 15, 2003

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

For the month of May 2003
Pursuant to Rule 13a-16 or 15d-16 ofthe
Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

        Form 20-F...X...                                                              Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

        Yes......                                                                             No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A...........................................................................................

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)
By: /s/ Hans-Holger Albrecht
Name: Hans-Holger Albrecht

Dated: May 15, 2003

   ANNUAL GENERAL MEETING OF SHAREHOLDERS

Modern Times Group MTG AB, the international media group, today announced that the company’s Annual General Meeting (AGM) of shareholders held today in Stockholm re-elected Asger Aamund, David Chance, Lars-Johan Jarnheimer, Stig Nordin and Pelle Törnberg as Board members. Cristina Stenbeck was elected as a new member of the Board of Directors. Lars Träff was re-elected as auditor and Erik Åström was re-elected as deputy auditor.

The AGM approved the proposal from the Board of Directors not to distribute a dividend to shareholders for 2002.

The AGM resolved to approve the existing procedure for the nomination of Board Directors. A Chairman of the group of major shareholders responsible for nominating Board members will be announced before the year end.

At a statutory Board meeting following the AGM, David Chance was elected as Chairman of the Board of Directors. David Chance has been a member of the Board of Directors of MTG since 1998. He is a Non-Executive Board Director of Granada Media Group plc and InterTrust Inc. and previously served as head of business operations for UK satellite TV operator BSkyB. Cristina Stenbeck is Vice Chairman of the Board of Directors of Metro International.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:

Hans-Holger Albrecht, President & CEO                 tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Enquiries        tel: +44 (0) 20 7321 5010

Modern Times Group MTG AB has five business areas: Viasat Broadcasting (free-to-air and pay-TV broadcasting operations in nine countries and teletext operations in four countries), Radio (seven national networks or local stations in five countries), TV-Shop (home shopping and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and distribution).

Modern Times Group MTG AB class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market (symbol: MTGNY).